UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, February 10, 2010

Orange to invest 2 billion EUR in fiber network in France by 2015

Following the recent clarification of the regulatory framework for the deployment of very high-speed broadband, Orange is satisfied that the conditions are now in place for a resumption of its investment in fiber. Orange plans to invest around 2 billion EUR between now and 2015 in fiber optics in very dense areas in France (defined by the French telecommunications regulator ARCEP as zone 1), as well as in other dense areas.

The Group already invests almost 3 billion EUR each year in its network and infrastructure in order to be able to provide both its retail and business customers with the best possible quality of service. With this new program, the Group is not planning any substantial change to the amount that it will invest in France, where a large proportion is, and will continue to be, allocated to the modernization and maintenance of its network and service infrastructure.

This ambitious program will benefit from the lessons learned during the Group’s pre-deployment phase, which was carried out in conjunction with other operators and overseen by ARCEP since 2007. At September 30, 2009, Orange had 33,000 customers subscribing to its fiber services in France.

In this way, Orange shares the ambitions of national authorities to roll-out very high-speed broadband across the country with the aim of facilitating the development of digital communications tools and maintaining a competitive edge.

In very dense areas, deployment will resume in the nine agglomerations1 already covered, as well as in the Paris region. This deployment will also be extended from 2010 to new cities such as Cannes, Montpellier, Orleans, Rennes, Strasbourg and Toulon.

In line with ARCEP’s decision, Orange will present its offer for sharing cables installed in buildings in February, and will therefore be able to take part in these investments in the same way as other market players.

Orange also plans to invest in dense areas (zone 2). A test phase will be carried out in Chatou (Yvelines) and Oullins (Rhône) before a wider deployment in six towns from 2010: Brest, Dijon, Le Havre, Pau, Reims and Valenciennes.

Orange is also open to different forms of co-investment with other operators in zone 2. Indeed, an agreement has been signed with SFR to carry out operational tests in Palaiseau and Bondy with a view to drawing up a co-investment contract. Discussions are also being finalized in order to extend this agreement to Free and a third town. This agreement may be opened up to other operators.

Orange aims to be present in all regions of mainland France, in around 45 agglomerations, by 2012, then in all departments of mainland France and in three overseas departments by 2015.

For less dense areas (zone 3), Orange is also open to partnerships with local authorities in order to accelerate the deployment of fiber, if the regulatory context makes this possible, through an intermediary stage based on ramping-up speeds on the existing network (FTTC2).

1 Bordeaux, Grenoble, Lille, Lyon, Marseille, Metz, Nantes, Nice and Toulouse.

2 Fiber to the curb

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With 126 million customers, the Orange brand now covers Internet, television and mobile services in the majority of countries where the Group operates. At the end of 2008, France Telecom had consolidated sales of 53.5 billion euros (38.1 billion euros for the first nine months of 2009) and at 30 September 2009, the Group had a customer base of almost 190 million customers in 32 countries. These include 128.8 million mobile customers and 13.4 million broadband Internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband Internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

Press contacts:

Tom Wright, Louis-Michel Aymard: +33 1 44 44 93 93, service.presse@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 11, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer